COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 1 spglobal.com/marketintelligence - Filed Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Filer: Unilever PLC Subject Company: Unilever PLC (Commission File No.: 001-04546) The following communication is a transcript from an investor call held on March 31, 2026 by Unilever PLC in connection with the proposed business combination between McCormick & Company, Inc. and Sandman Corporation, an indirect wholly owned subsidiary of Unilever PLC. Call Participants EXECUTIVES Fernando Fernandez CEO & Director Srinivas Phatak CFO & Director ANALYSTS Celine A.H. Pannuti JPMorgan Chase & Co, Research Division David Hayes Jefferies LLC, Research Division Guillaume Gerard Vincent Delmas UBS Investment Bank, Research Division James Edwardes Jones RBC Capital Markets, Research Division Jeffrey Patrick Stent BNP Paribas, Research Division COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 2 spglobal.com/marketintelligence Jeremy David Fialko HSBC Global Investment Research Thomas Richard Sykes Deutsche Bank AG, Research Division Presentation Fernando Fernandez CEO & Director Good morning, and good afternoon, everyone, and thank you for joining us today. I’m Fernando, and I’m joined in the call by Srini. Today marks an important milestone in Unilever as we keep accelerating our strategy and sharpening our portfolio. We are moving towards a pure-play HPC company focused on higher growth categories with a proven sector- leading growth profile. At the same time, we are unlocking value through a growth-led separation of foods, creating a scaled global flavor powerhouse together with McCormick, built on a strong strategic and cultural alignment. This delivered 2 clear outcomes, a more focused Unilever and a new global leader in flavor. Let me double- click on this while I deliver 5 key messages. First, we are creating a EUR 39 billion HPC pure-play with leading positions in highly attractive categories, a stronger exposure to fast-growing geographies like the U.S. and India and greater participation in premium and digital channels. From a category, segment, channel and geographical perspective, this is where faster growth and more attractive profit pools are. This is where our portfolio and capabilities give us a clear right to win. Second, a focused Home and Personal Care business can bring all company capabilities into one shared system from science-led innovation to demand creation to operations, improving global repeatability, speed and returns. Third, it strengthens our already superior growth profile. We have already delivered superior volume growth versus our peers over the last 3 years as proven by our 2.5% underlying volume growth and our 5.4% compounded annual underlying sales growth in HPC during the last 3 years. With a sharper portfolio and better category and geographical mix, we are positioning ourselves to sustain that outperformance. Fourth, it upgrades the quality of our financial model, a structurally higher gross margin, increased investment behind our brands and a more consistent volume-led growth profile, all supporting enhanced returns over time. And fifth, it unlocks [indiscernible] value through a growth-led separation of foods. By combining Unilever Foods with McCormick, we are creating a scaled global flavor powerhouse, bringing together a highly complementary portfolio in adjacent categories, iconic brands and emerging brands with breakthrough growth potential, complementary capabilities and an international distribution platform infrastructure that can accelerate growth. So when you step back, the outcome is clear to a stronger, faster-growing business, each better aligned to their markets, their capabilities and their value creation models. Let me now turn to the foods combination and why COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 3 spglobal.com/marketintelligence this creates a truly scaled global flavor powerhouse. This is a combination that provides end-to-end leadership in the full spectrum of flavor and condiments from herbs and spices to beyond, from mayonnaise to [master] and hot sauces, both in retail and food service in developed markets and in key emerging markets, bringing together 2 industry-leading business with a strong momentum and complementary strengths. The momentum is clear and the powerful of the portfolio also iconic brands such as McCormick, Knorr and Hellmann’s alongside high-growth potential brands like [indiscernible] and Cholula. It is a rare combination in the foods industry, scale, focus and growth potential behind a set of brands that has been consistently well supported for years. Importantly, this is also a business with a strong food service scale and upside across both top of the table and back of house, expanding reach and unlocking additional growth opportunities. Geographically, the combination brings together leadership in developed markets with a strong position in key emerging markets, creating a balanced and resilient footprint. And underpinning all of this, a best-in-class R&D and cooling expertise, enabling continued innovation and meeting consumers’ growing demand for flavor. Overall, I repeat, we are creating a business with scale, complementarity and a distinctive advantage profile, well positioned to deliver superior growth and value creation over time. Srini? Srinivas Phatak CFO & Director Thanks, Fernando. Let me start with the quality of the assets that we are creating. On a pro forma 2025 basis, the combined business would have $20 billion of sales and a 21% operating margin before synergies. This is a scaled global flavor player and one of the largest in the category. Importantly, both McCormick and Unilever Foods have delivered both value and volume growth in 2025. So this combination starts with momentum and with opportunities to accelerate. Profitability of both the business is supported by strong gross margins. In the case of the consumer business, whether it is for Unilever or for McCormick, this is in the mid-40s. Both Unilever and McCormick have made significant and continue to make significant investments between brands and marketing and which is also substantially higher than the foods peers. This, therefore, gives us confidence in the quality and the resilience of the combined model. The Unilever Foods perimeter excludes India, as we’ve talked about, Lifestyle Nutrition and Lipton ready-to-drink. The McCormick financials include McCormick de Mexico. From this strong foundation, let me turn into how this translates into value for shareholders. For Unilever, the transaction unlocks value from 3 areas. First is from a valuation perspective. While there has been some conversation and discussion to really figure out what’s the right valuation, given the context of where we operate, we have used really the 2025 EBITDA as the right measure and to really make comparable multiples. The transaction reflects an enterprise value of approximately $45 billion for the Unilever Foods business. This equates to a sales multiple of 3.6 and an implied EBITDA multiple above 13.8. This is important to highlight that is in line with Unilever’s current trading multiple and in line with the most attractive food company valuations. Therefore, the terms of the transaction assume similar multiples for Unilever Foods and McCormick. Second, we will receive $15.7 billion in cash and 65% of equity in the combined company. This provides both immediate value and a continued participation in the upside for the COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 4 spglobal.com/marketintelligence Unilever shareholders. The transaction is structured as a reverse Morris trust and is intended to be tax-free or tax efficient in the U.S. Third, from a synergies perspective, we will have about $600 million of annual run rate cost synergies net of investment. These are across areas of procurement, manufacturing, logistics and SG&A with full value to be achieved by the end of year 3. Both the teams have worked together extensively and identified clear areas of opportunity. We are confident that in some of the areas such as procurement, we start to see savings coming through right from year 1 and without really requiring significant investments. In addition, we see revenue growth opportunities from complementary geography footprints, stronger labor capabilities and expanded food service. Around $100 million of incremental cost and revenue synergies will be actually be reinvested for growth. So overall, therefore, the attractive valuation efficient structure and clear synergies combine immediate value with long-term upside. When I look at from a transaction implications for Unilever, Unilever, as I said, receives $15.7 billion in cash. And through distribution, Unilever shareholders will own 55% of the diluted combined company. McCormick shareholders will own 35% and Unilever itself will retain a 9.9% stake. The retained stake underscores our confidence in the strategic merits, integration plan and execution of the combined company. It will be important to highlight that we are likely to have transitionary service agreements for about 2 to 3 years in key areas such as IT, such as services and including distribution and logistics in key markets. And therefore, our stake also has to be seen in the context of what I’ve just explained. The stake will be subject to a 1-year lock-in period. Thereafter, we intend to sell it down in an orderly and considered manner, and we expect any eventual disposal to be tax neutral. We will have meaningful governance rights. Upon closing, Unilever will appoint 4 out of the 12 members of the combined Board and executives from both businesses will serve in key leadership roles. The international headquarters of the combined company will be based in the Netherlands. The center will be responsible for managing the global foodservice business, the combined EMEA business, the European supply chain and other key capabilities, including R&D, whereas Unilever holds some of the strongest capabilities in the food industry. McCormick will continue with its New York listing and there will be a secondary listing in Europe, reflecting the global nature of the business and its shareholders. As a part of the larger flavored focused organization, employees from both the businesses will benefit from expanded career and developmental opportunities. It’s also important to highlight that from a Unilever shareholders’ perspective, the capitalized value of synergies in the combined company offsets Unilever’s tax and separation costs. The transaction is expected to close by mid-2027, subject to shareholder and regulatory approvals and other customary conditions, including the works council consultation. Our orderly and timely ice cream separation demonstrates the expertise that we have developed in executing separations and in establishing new operating models, and we will be using the same dedicated team to work on this transaction. Therefore, when we see it from a perspective of the combined foods company, we are excited with the growth opportunity, which has this business in the 3% to 5% growth range with attractive profitability, which gets augmented with the synergies. India Foods remains within Unilever as a high-growth, locally focused business with strong market positions. Many of you will appreciate that the portfolio is different. It comprises of beverages, health food drinks and local brands and with leading positions and are value accretive in an Indian context.

COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 5 spglobal.com/marketintelligence But the main attraction for us is the creation of a leading focused HPC company, and I’ll hand over back to Fernando to walk you through what this means. Fernando Fernandez CEO & Director Yes. Why we are excited about this new chapter in Unilever. This transaction creates a EUR 39 billion pure- play HPC company focused on 4 categories: beauty, well-being, personal care and home care, where we have strong positions and clear competitive advantages. These are attractive categories with faster growth, stronger innovation cycles and greater opportunities to build premium digital-first brands. With this sharper focus, we bring our capabilities together into one system across science-led innovation, demand creation and operations, allowing us to move faster, scale what works and deliver more consistent performance. This is a more focused, more competitive and higher growth Unilever, well positioned to capture the opportunities ahead and create long-term value. And that comes through clearly in the quality of our financial profile. Based on pro forma full ’25, we have a business with a strong consistent volume growth at around 2% with the ambition to continue outperforming the markets in which we compete. At the same time, we see a structurally stronger gross margin profile with gross margins above 48%. That supports increased investment behind our brands above 18%, allowing us to continue driving innovation and strengthening our market positions and we maintain a disciplined operating margin above 19% with importantly, when compared with other focused HPC players, clear headroom to progress over time. This is a business with stronger fundamentals combining growth, margin and investment to deliver more consistent and sustainable performance going forward. What you see in this chart is a much more focused business organized into 10 clear category verticals. These are large, structurally growing categories where we have strong brands and a clear right to win. That focus matters. It give us clarity, sharper prioritization and more disciplined execution at scale. These markets delivered more than 2% volume growth in the last 3 years. Our ambition is to grow ahead of that, consistently outperforming the categories in which we compete as we have done in the last 3 years. This is a simpler, more focused portfolio built for growth, easier to run and positioned to deliver sustained outperformance over time. We now have the opportunity to accelerate our strategy. First, by continuing to invest behind our 7 key priorities that I have highlighted to you many, many times, more beauty, more well-being, more personal care, greater exposure to the U.S. and India and a continued shift towards premium and digital commerce. Home Care also plays a critical role with significant market-making market development opportunities in emerging markets being the category that opens the door with customers in all these regions. Second, we increased our exposure to the underlying drivers of growth, population expansion, urbanization, more households and rising incomes, particularly in faster-growing markets. Third, we bring our capabilities together into one system, a common integrated set of capabilities across science-led innovation, demand creation and operation, allowing us to move faster, scale what works and build design at scale. Fourth, a simpler portfolio, supported by our perfect store program will reduce execution bad wind demand into our leaders and enable us to drive for flawless execution. And fifth, even without foods, we will maintain an excellent margin profile, giving us the capacity to continue investing strongly behind our brands. Now let me take you through the detail on the following slides. This is what sits behind the step-up in the quality of the business. It starts with the category, geographic segment and channel mix. We are increasing our exposure to [indiscernible] Personal Care around 67% of the turnover and to faster-growing markets such as the U.S. and India, which together represent close to 38%. COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 6 spglobal.com/marketintelligence At the same time, we are becoming more premium and more digital. That mix shift drives a structurally stronger growth profile, supporting consistent volume-led growth above the markets in which we compete. It also drives margin. We see a clear uplift in gross margin to about 48%, reflecting the quality of these categories and the strength of our portfolio. And higher margins give flexibility and create the capacity to invest more behind our brands. This is a self-reinforcing model, better mix, stronger growth, higher margins and greater investment, which underpins a higher quality, more consistent earnings profile and ultimately stronger returns for shareholders. And importantly, this is not something we are aspiring to. It is something we have already been delivering. Over the last 3 years, we have consistently outperformed our HPC peer group. We have delivered around 5.4% underlying sales growth ahead of peers, but the standout is volume, around 2.5%, materially above the market. That is a clear reflection of the strength of our brands, the quality of our innovation and the improvement and inconsistency in our execution. At the same time, we have expanded gross margin by close to 290 basis points and underlying operating margins by around 170 basis points, again, ahead of peers. What you see here is a balanced performance, growth, volumes and margins, all moving in the right direction. And we did that at the same time, we were separating ice cream. This shows that this is not a one-off. It is a model that is already working and one that we are now sharpening further. Let me now link that performance to where we compete and why this portfolio is so attractive. This is a business built on leading positions in highly attractive home and personal care categories, Beauty & Wellbeing, Personal Care and Home Care, where we see a strong structural growth and clear opportunities to win. Around 90% of our turnover sits in #1 or #2 positions at category geographical sell that scale and leadership matter. It drives visibility, pricing power and consistent performance. We are the second largest beauty and personal care company globally and the #1 in home care in key emerging markets, combining scale with strong positions in faster-growing regions. At the same time, we are building a high-quality, fast-growing well-being portfolio, adding another layer of structural growth to the business. This is not just a well-balanced portfolio. It is a portfolio of leading positions in advantaged categories with a stronger growth profile and a clear right to win. At the core of this portfolio are our power brands, which drive the majority of our growth and value and what a great portfolio of brands we have. 25 power brands make up around 78% of our revenue with volume growth of more than 4% in the last 3 years and underlying sales growth over 7%. This portfolio combines market-leading brands such as Dove, [indiscernible], Rexona, Vaseline and Sunsilk among many others, brands that give us scale, strength and reliability across markets. Alongside this, we have a set of insertion disruptive brands that we have acquired and will continue to acquire brands that are digitally native that have already transformed parts of our business, particularly in the U.S. and that we are scaling internationally. These brands make our portfolio more future fit, more exposed to premium segments and to faster-growing routes to market such as e-commerce. This combination is important because it allows us to deliver both scale and growth at the same time. And it sharpens how we invest with clear priorities, a stronger brand building and better leverage of innovation across the portfolio. We are also strengthening our footprint in faster- growing markets, now with around 62% of our business in emerging markets and with our [indiscernible] markets of U.S. and India representing close to 38% of the turnover. At the same time, we are reducing our relative exposure to slower growth regions, sharpening the overall growth profile of the business. But more importantly, this is about aligning our company with the underlying drivers of growth. These markets benefit from population expansion, increasing the number of consumer COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 7 spglobal.com/marketintelligence center in our categories, expansion of female workforce, which drives higher participation as urbanization increases access and frequency of use, a growing number of households supports everyday demand while rising incomes enable premiumization and trading up. This is a footprint that is better aligned to long-term growth where the structural tailwinds are strongest and where we already have the scale and capabilities to win. If our brands increase our exposure to premium segments and faster-growing route to market and our geographical footprint strengthens our exposure to faster-growing markets and structural drivers, this is what allow us to scale performance globally. At the heart of it, it is a one share demand creation model desire at scale, built on our framework of [indiscernible] brands, powerful science, irresistible aesthetics, elevated sensorials, brands that are set by others and young spirited. This is how we consistently build demand across categories and markets, and this applies to our whole HPC business. And it is powered by a common set of capabilities, one scale R&D platform built on shared science and AI-led formulation with core science streams such as microbiomes, surfactants, fragrances, oleochemicals and strong packaging design capabilities and one integrated value chain from procurement through to manufacturing and distribution, driving efficiency and scale. This is one system combining demand creation and capabilities, delivering global profitability, greater speed and enhanced returns. With that, let me hand over to Srini. Srinivas Phatak CFO & Director Thanks, Fernando. We have a clear and a disciplined plan to manage separation costs and deploy capital. First, on the stranded costs. We estimate gross stranded costs in the range of about EUR 400 million to EUR 500 million. We will mitigate this with an expected one-off restructuring cost of EUR 500 million to be incurred over a period of 2027 to 2029. It’s important to again reiterate that we have clear transitional service agreements, which will be replaced with McCormick in many cases for 2 years and in some cases, more. And these will encompass areas such as information technology, distribution, and therefore, this will provide us with a transition headroom. In many ways, we have clearly established commercial organizations. Over the past 2 years, we’ve also done a lot of advanced work with the ice cream separation. And therefore, we have built a very different muscle when it comes to really having a granular visibility of these costs and managing these costs and minimizing – mitigating these costs. So in an essence, we are confident that we will fully mitigate the stranded costs that we are projecting here. Excluding this one-off, we are maintaining restructuring at the rate of about 0.6% of turnover per annum. This is consistent with our ongoing productivity discipline. Therefore, the best way to think about the restructuring cost period of ’27, ’29 would be EUR 1.2 billion, out of which EUR 500 million is focused on mitigating the stranded cost from the separation. On execution, the Foods business group is already operating as a commercially stand-alone organization, which materially reduces the execution risk. As a result, we do not expect any revenue synergy dis-synergies from the separations of the Foods business. We are conscious that in some of the smaller markets, we need to make some targeted investments to strengthen our go-to-market capabilities, and this is already included in our cost estimates. On cost allocation, we’ve talked – on the capital allocation, we’ve talked about the 15.7 billion proceeds that we are likely to get from McCormick. This will be first used to pay down our debt from the current levels to about 2x net debt to EBITDA, which is really our stated goal. And then we will use the funds to really offset onetime separation and tax costs. COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 8 spglobal.com/marketintelligence Thereafter, we will support investor returns. And you would have seen that we have announced a total – we have announced a total 6 billion of share buyback, including the $1.5 billion, which was prior announced in 2026, and this will run for the period between ’26 to 2029. This gives us enough flexibility from a capital perspective. And I’ll also subsequently talk about the deployment and our approach to bolt-on M&A. So overall, this is a well-defined plan with clear costs, limited execution risk and disciplined use of capital. You heard Fernando, and this actually sharpens our investment case for new Unilever. Our value creation model remains clear and disciplined. We reaffirm our commitment to delivering mid-single-digit underlying sales growth, effectively 4% to 6%, underpinned by at least 2% underlying volume growth and continued modest improvement in operating margin. This combination of stronger growth, disciplined margin expansion and cash returns underpins our ambition to deliver top third shareholders’ returns versus HPC Group. With the margin profile, return on invested capital and operating margins and the growth profile, this actually provides substantial and significant headroom for valuations to improve for a quality HPC business. When it comes to our capital allocation, our priorities remain unchanged and disciplined. First, we will continue to invest behind our business. On a pro forma basis, our brand and marketing investments start at around 18%, and we will continue to increase them. Together with R&D and CapEx, we expect to invest around 23% of our revenue in each year in growth and productivity. More than 50% of the capital or CapEx will be directed towards productivity. Second, we remain focused on organic growth and selective bolt-on acquisitions, primarily in U.S. and India in premium segments, digitally native brands and d- commerce-led business models. We will not pursue any large-scale or transformational M&A. Third, we’ll continue to balance the growth investment with attractive shareholder returns through dividend payout ratio of 60%, alongside the approximate EUR 6 billion of buyback across ’26 to 2029. With that, over to you, Fernando. Fernando Fernandez CEO & Director Thank you, Srini. Let me now close. This is a value-creating growth-led separation of Foods, creating a global flavor leader with significant opportunities to accelerate growth at industry-leading margins. And we are creating also a sharper, fully focused home and personal care pure-play, aligned to higher growth categories, faster-growing geographies, premium segments and a stronger route to market. This is a step change in quality, stronger growth, better margins, greater investment. This is a structural upgrade of the portfolio and a higher quality model to deliver shareholder returns. This is the right step at the right time to build a simpler, sharper, higher growth Unilever. Thank you, and we are happy to take your questions. Question and Answer Operator [Operator Instructions]. Our first question comes from David Hayes at Jefferies.

COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 9 spglobal.com/marketintelligence Fernando Fernandez CEO & Director David, we can’t hear you. Operator Let’s try and move to the second question. Our second question comes from Tom Sykes at Deutsche Bank. Thomas Richard Sykes Deutsche Bank AG, Research Division First of all, on the cash proceeds and the cash costs, can you give any more clarity on the separation costs and the tax bill that you’re going to be facing in please? – and the timing on that. And then just on the – is there any margin implication of the – that wasn’t 100% clear whether the stranded costs are coming out in one go or is that over time? And do you expect to be able to offset those stranded costs with other savings? Or is this slightly margin dilutive... Srinivas Phatak CFO & Director Tom, thank you for those 2 questions. First, on the cash proceeds, what we’ve explained is, that we will get [EUR] 15.7 billion of cash proceeds. This is likely to come in post closing. So that’s what is going to happen sometimes post closing in 2027. Obviously, we will be using that to really pay down our net debt because we have anchored ourselves around 2x net debt to EBITDA as a clear ratio. You will appreciate that some of the tax costs are subject to the work which we will need to complete over multiple jurisdictions and is subject to valuations. So therefore, at this stage, it will be premature to start making estimates because they will be broadly ranges. We have some good grip and granularity, but we need to go through the process to crystallize it. The tax payouts are likely to be spread out over a couple of years because that’s the nature of how the separation will happen and the timing differences. Point number two is even some of our separation costs that we will incur will also be spread over a period of a couple of years. So the clear hierarchy is really about pay down debt, ensure that we meet the tax liabilities and the separation costs. And we have already confirmed the share buyback program, which also then starts to give you a clear confidence in terms of how we are likely to deploy the funds. Could we see some more upside potential to the cash proceeds? Yes. If so, we will take the same disciplined approach to capital allocation the way we have been doing for the past many years. And that’s why we have clearly said we are not calling out a transformational M&A. I think in this context, that’s the best way to summarize the receipt of cash and the deployment of cash. Now coming to the point related to standard costs, I want to be very clear. We are likely to see the impact of these costs will be spread over multiple years given we have transitionary service agreements, but there will be some elements which will come in over a period of 2 years. We will mitigate this cost, and we are not calling any margin dilution arising from these stranded costs. And that’s the reason we have also called out a EUR 500 million restructuring one-off to really cater to addressing these costs. COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 10 spglobal.com/marketintelligence Fernando Fernandez CEO & Director Srini, I would like to add regarding stranded cost. During the last 4 years, we have put an organization in place that around our business groups with the main goal of improving our capabilities of innovation and execution to compete with the mostly pure plays in our different categories. And I believe these capabilities has been created, embedded and our competitive results are proof of that. But also this organization has given us the flexibility of separating business at the right time in a logical time frame and without leaving behind a massive amount of stranded costs without the possibility of offsetting that. You have been close to Unilever for many, many years, and I believe that you have seen that the separation of Ice cream has been very different in terms of outcome to our disposals of spreads or TV4. We separated Ice cream without affecting performance and at the same time, improving productivity in the business. So that’s a proof that we have a very different level of discipline and a very different level of execution capacity when it comes to separating businesses. Operator Thanks, Tom. We will try and go back to David Hayes at Jefferies. David, can you hear us? David Hayes Jefferies LLC, Research Division Can you hear me now? Yes, here we go. Sorry about that. Tom took all my good questions. But anyway, I should go with what’s next. Two for me. Could we – can I ask just in terms of the decision to separate food and HPC – long time, Unilever has been asked that question and said that you need to keep those together in terms of going to retailers, especially, I guess, in emerging markets with distribution. So is there a change of dynamic that means this is now more viable than it was historically? I guess I picked up in the comments that you’re saying food has been operating stand-alone. Is that something that’s been developed and changed in the last few years that makes this more straightforward to do? And I guess related to that, I think you said again that maybe in some of the smaller markets, you need to boost scale. Does that mean some of the deals focus in the midterm will be to do that part of it as well? And then my other question, just in terms of the deal with McCormick. Can you give us a sense of how long that’s been in discussion? And then did you talk to other partners and then why McCormick was chosen as the best partner and maybe over some others that you could have considered on a similar basis? Fernando Fernandez CEO & Director Okay. I can take probably the latter and Srini will cover the scale or between the 2 of us. I will not give you details of how long this has been in the making. We have always admired McCormick, and there are very, very good reasons why McCormick has been for many, many years, one of the highest value company in the food sector. And their focus on flavor, they are deep R&D expertise, their proven track record of successfully integrating acquisitions and investing heavily to build the portfolio of iconic and high growth brand, I believe, is very, very strong. COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 11 spglobal.com/marketintelligence This has been an inbound proposal from McCormick that we believe it came at the right time in order for us to accelerate our strategy in moving into a pure HPC play. But from a food perspective, we are creating here a global flavor powerhouse. We are bringing to the complementary geographic footprints, leading positions across both retail and food service, strong R&D innovation capabilities. And I believe what we are creating here is a very distinctive attractive profile within the foods industry with superior growth potential and a high- quality financial model. So we really believe McCormick is the right home for our foods brands. We really believe that the synergies of our food business with McCormick today are significantly higher than the synergies of our food business with our HPC business. And – this is all finding the right long-term for our food business, and we believe we will create a lot of value through this combination. And with the 65% of shareholding in that new combined company, our shareholders will get a significant upside from this transaction. Srini, on scale in the different markets? Srinivas Phatak CFO & Director So it’s important to highlight, Dave, that 2 things have happened. Obviously, the industry and the industry dynamics have changed. But more importantly, Unilever has been preparing well for this really maintaining what we call as an end-to-end commercial organization across each of the business groups. This is something that we have now worked for the last 2 years. We have clear end-to-end responsibilities, whether it is marketing, whether it is R&D, and most importantly, when it comes to go-to-market. To give you some examples, obviously, when you think about modern trade markets, it’s fairly intuitive that the customer interaction and the category buyers are category and not really one Unilever – people who, therefore, when we sell [Mayo] to someone is not the same category buyer to whom we really sell a [dog]. So that’s an important distinction, and you will appreciate that well when it comes to the modern trade markets. Even in the general trade markets, there is very clear distinction and disaggregation when it comes to category dynamics. What we’ve also done is when we have looked at all our top 15 foods markets, even when we separate foods, there is enough scale in terms of foods and there is adequate and enough scale when it comes to HPC. And with the segregation of the go-to-market resources, we are well positioned to actually service and cater without losing any flexibility. The point that I made about small markets is, yes, we have some One Unilever markets [indiscernible] it’s not about a trade term or a trade deal. Some of our small distributors today actually carry the combined portfolio and some of the scale and size basically meant that it gives them the right ROIs. This is the point that I made about we will look for consolidation of some of this infrastructure, which therefore makes it amenable for us for the remaining HPC company. And for such extent, we have factored in some of our costs into the elements that I talked about in terms of restructuring. So in essence, we are well positioned. And therefore, we are clearly stating that there are no dis-synergies from the separation and distribution of HPC or Foods. Fernando Fernandez CEO & Director Let me be clear on this. Do we believe that separating Hellmann’s in the U.S. will reduce our size of [DAF]? No. Do we believe that the separation of Knorr in Philippines will reduce or will affect our sales of Sunsilk? COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 12 spglobal.com/marketintelligence No. Do we believe that our separation of Hellmann’s in Brazil will affect our sales of [indiscernible]? No. There are stranded costs that we will fully mitigate, but we don’t see any impact in terms of revenue dissynergies. Operator Our next question comes from Warren at Barclays. Fernando Fernandez CEO & Director We cannot hear you, Warren. Operator Go ahead Warren. We’ll move to our next question. So our next question comes from Celine at JPMorgan. Celine A.H. Pannuti JPMorgan Chase & Co, Research Division I hope you can hear me. Excellent. So my first question is coming back on the 2x leverage for Unilever core as it will be. Could you help us bridge that because I get to a much lower number. So if I think about EUR 23 billion net debt at the end of ’26, given the – around EUR 14 billion or less than EUR 14 billion you would get plus the 10% is the new company. I find it difficult to see how you get to 2x. So if you could explain that. And my second question is on the – you said no transformational M&A. And nevertheless, you’re going to get a bit of a reduced balance sheet. So I just want to understand in a market that clearly seems to be consolidating and we’ve seen in beauty, there as well deals potentially in the making. Why – I mean, whether you feel that would be the right strategy or whether you may be having the lower balance sheet may be curtailing potential opportunities? Fernando Fernandez CEO & Director Yes. I cover the M&A question, and Srini will cover the debt one. We are absolutely convinced of our strategy of bolt-on M&A. So we continue looking at assets that are in super growth stage that are digitally native that fundamentally provide superior growth, superior exceptional growth and that increase our exposure to markets like India, U.S. and to channels like e-commerce. So there is no intention at all. This is not a transaction to create optionality for another transaction. This is a transaction to create focus in the company and build a pure-play HPC business in which bolt-on M&A, bolt-on acquisitions will continue to play an important role, but not more than that. So that’s basically when it comes to acquisitions. Srini on net debt? Srinivas Phatak CFO & Director So Celine, happy to. But look, it’s fairly straightforward. When I really look at my financial plan, our growth and margin expansion, clearly, the cash conversion of the HPC business continues to be quite high.

COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 13 spglobal.com/marketintelligence When I factor in my dividend payouts, share buyback and bolt-on M&A, the equation and the numbers start to come through quite straightforward. What I did call out was that, look, I’ll get the proceeds in 2027, but some of the tax that I will pay will be spread over a couple of years. What will also happen is that what we will incur in terms of some of the restructuring numbers will also be spread over a couple of years. When I model those numbers, clearly, you will end up seeing that we will be able to get to the net debt numbers that I’ve been talking about, while maintaining really a good cash conversion. So very happy to pick up offline if you have any specific questions, but I believe the model is relatively straightforward when you model some of the elements that I’ve said. Celine A.H. Pannuti JPMorgan Chase & Co, Research Division Yes. Probably we need a follow-up because I don’t get there. And just to say your bolt-on M&A definition is what. Fernando Fernandez CEO & Director Well, we have a plan for around EUR 1.5 billion a year. 1 year could be 0, 1 year could be 3. But these are the kind of assets we are looking at. Operator Next question from Warren at Barclays. Warren, hopefully, we can hear you now, please go ahead. Warren, please go ahead. We’ll try our next question, Jeff Stent at BNP. Jeff, please go ahead. Jeffrey Patrick Stent BNP Paribas, Research Division Can you hear me. Operator Yes, we can. Jeffrey Patrick Stent BNP Paribas, Research Division That’s a shocker. Fantastic. So a few questions, if I may. Firstly, will any votes be required from Unilever shareholders? Secondly, can I assume you’ll do a share consolidation? And thirdly, are you at all concerned that McCormick’s Ingredients business could lose clients because it’s probably one thing McCormick given them ingredients. But when that now is part of a business that may be one of their principal competitors, obviously, puts quite a different perspective on things. Fernando Fernandez CEO & Director Do you want to cover shareholder vote and consolidation, Srini? COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 14 spglobal.com/marketintelligence Srinivas Phatak CFO & Director Yes. So from a Unilever perspective, there is no requirement from a shareholder vote. McCormick will have to undertake a shareholder vote. Share consolidation, early to comment on this. This is one of the variables we will definitely take into consideration post closing. And whenever we do that, we will come back to you. So the third question wasn’t entirely clear to me. Did you pick that up, Fernando? Fernando Fernandez CEO & Director No, I couldn’t hear. It was a bit broken in the line, Jeff. If you can repeat, you’re asking something about McCormick and some competitor. I don’t know exactly what you. Jeffrey Patrick Stent BNP Paribas, Research Division Probably being polite – yes, it’s probably you’re being polite and it’s just my accent. Let me try and be clearer. At the moment, McCormick has many of your foods business competitors, I guess, as customers, i.e., they’ll be providing ingredients to them or flavor solutions. But when that ingredients business becomes coupled with your business, effectively, it means one of their competitors is now becoming a key partner and actually a key innovation partner, which strike me is this situation that’s not that comfortable – so my question is, have you, in your discussions with McCormick factored in any potential loss of business on the ingredient side of McCormick because of the combination? Fernando Fernandez CEO & Director Yes. We really discussed about the Flavor Solutions business because this was a business which we didn’t have so much exposure in terms of our knowledge. I was impressed by the capabilities that McCormick has in that kind of business. And I’m very impressed also with the access to consumer trends that this has to give to McCormick, clear exposure to health and wellness trends that held their strategy of innovation and has held their strategy on innovation for a very long period of time. I think McCormick is the #1 flavor solution business in the U.S. That’s where the main business for them is. And they have been very careful in walking that fine line between supplying customers and competitors at the same time. So basically, we have been given assurance that this is not an issue at all. And in our due diligence, this is an area we’ll cover and we feel comfortable about it. Operator Our next question comes from Warren at Barclays. Go ahead, Warren. Warren, can you unmute? We’ll move to the next question, which is coming from Sarah Simon at Morgan Stanley. Go ahead, Sarah. We’ll try the next question. The next question is from James Edward Jones at RBC. James, hopefully, you have better luck with them. COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 15 spglobal.com/marketintelligence James Edwardes Jones RBC Capital Markets, Research Division Can you hear me? First, the One Unilever markets, how difficult will it be to carve out the food business in those markets? And secondly, I was convinced I have to say when you talked previously about not needing to exit the food business because it largely consists of 2 very powerful brands in Hellmann’s and Knorr. What changed your mind on that to the extent that you’re now asking your shareholders to become investors in a significantly less focused food business? Fernando Fernandez CEO & Director Well, I feel – let me talk about the exit of the powerful brands. I feel we have been very, very clear about what were our 7 key priorities and our journey into a pure-play HPC. And nothing I have said before is contradictory with this. I feel if you have to integrate the food business with another one, the real luxury is to have 70% of your revenue into brands. And this makes the integration and the risk of integration of this business much lower than us in other cases. I believe what attracts us of the combination with McCormick is the incredible number of adjacencies and complementarity and the very limited overlap that we have seen there. And if I look at the opportunities of unlocking growth, I can see front of house McCormick strengths with back of house Unilever in foodservice. I can see the trends of McCormick in hit in hot sauces with the strengths of [indiscernible] I can see the strength of McCormick in herbs and spices and a much, much more fragmented offering with the strength of Unilever and [Beyonde]. So there are multi, multi opportunities for delivering growth here that we believe it will really accelerate growth in that company as McCormick has stated in the 3% to 5% [algorith] for top line growth. So we believe that this is a superior profile of a food company. And we really believe that this will generate a lot of value creation for our shareholders. In terms of One Unilever markets, there are a few markets in which Unilever Foods has a relatively larger presence. Practically, no market in One Unilever has more than 25% food presence. There are a few markets in Central America and Eastern Europe in which this is different. But as I said before, we don’t see any kind of revenue synergies and the disentanglement of the food business with the rest of HPC is something that we have been working for many, many, many years now. So it’s just 4 years in which we have established a long- standing foods organization that we can really separate in a time frame like the one we are stating here of 12 to 15 months. Srinivas Phatak CFO & Director Just to add 2 complementary points to what Fernando made. [Regi] and the team have actually been clearly mapping out some of these opportunities for some time now. And we have also actually been working on different models, which will enable us. COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 16 spglobal.com/marketintelligence For example, in some cases, it’s really – while it’s a dedicated country, in some cases, it made sense to really think it from a cluster of countries and servicing perspective and managing them. In some other countries, we actually looked at and already implemented distributor models, given that they don’t have scale adequately. We have moved to a distributor model and which is really managed from our Unilever International. Again, people, a set of team, which has really developed expertise in managing this in multiple parts of the world. So there are other levers and organization models that we can also put into play to really manage this. Fernando Fernandez CEO & Director I think it’s an important point, Srini, that is 30% of One Unilever business is run by through Unilever International and another 30% to 40% is run through distributors, also [indiscernible]. So basically, what you leave in terms of countries where we have a stand-alone organization across HPC and Foods is relatively limited. Operator Our next question comes from Guillaume at UBS. Guillaume Gerard Vincent Delmas UBS Investment Bank, Research Division Two questions for me, please. The first one, Fernando, you listed what Unilever will get more of with the separation of Foods and more India, U.S., premiumization, et cetera. But is there something you will get less of that you could be missing in the short term? I’m thinking the strong profitability and cash generation of food, but also the business stronger skew towards hard currency. So any color on the strategic role that was played by Foods in the past few years? – and the implications going forward for Unilever ex Foods or how you’re thinking about filling that gap? And then my second question is on the one-off EUR 0.5 billion restructuring program you just announced to offset the stranded cost. Wondering if there is a risk of restructuring program fatigue at Unilever because this comes after a EUR 800 million program announced 2 years ago. So here, wondering to what extent the organization and maybe its employees can cope with additional restructuring and what I would imagine will be also involving some overhead reduction. Fernando Fernandez CEO & Director Let me cover the impact of what we will miss with the separation of Foods and Srini can cover the restructuring issue. Of course, I have always said that Foods is a fantastic business. And it’s not that we are separating a business that we are not proud of, we are separating a business with very concentrated into brands, 70% of our revenue with a very good food service business with an excellent cash conversion profile and with an excellent profitability level. So of course, we have been investing – we have been using some of the cash proceeds of Foods to invest in the rest of the business. But I believe that when you are a good long-term owner of a business, when you are prepared to give that business a very significant priority role in your portfolio. And it’s very clear that we

COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 17 spglobal.com/marketintelligence have taken a decision of giving absolute priority to our HPC business, particularly to the growth of Beauty, Personal Care and Wellbeing. We have allocated all our capital in acquisitions to Beauty & Wellbeing. We have allocated most of our incremental brand marketing investment to the kind of categories and in certain extent also to premium Home Care. So we will miss foods, we will miss Foods. It’s a great business. But we are giving our shareholders also the possibility of getting the upside of this food business being combined with another very big and very focused and very competent foods company, and we believe this will create a lot of value. Restructuring, Srini? Srinivas Phatak CFO & Director Yes. So again, I think it’s important to highlight that, listen, our first priority in all of this is to continue to keep our focus on execution and drive growth. I just want to make sure we land that. We’re very clear Foods, continues to be a part of our business. We have an HPC business to run over the next 12 months. We will continue to do that while we talk about the other elements. Now coming back to the restructuring elements to it. Look, that’s why it was important to highlight what I did in terms of some of the transitional service agreements which actually ensure that. And there are classically some of the standard costs likely to be. Classically, some of the standard costs are likely to be in the space of tech, in the space of services because that’s where we have a common infrastructure. The second place that are likely to be some of the elements of corporate and corporate structures because that’s where we lose scale. And therefore, some of the other elements could be in some of the smaller markets where we use national management or combined roles. So that gives you a bit of a context on why the transitional service agreements start to play. At least in 2 out of these 3, having the ability to do that over a period of 2 to 3 years makes – ensures that we can do this in a sensible manner, we can do this in an orderly manner. That becomes important for us. And there are obviously other levers which we can actually manage to get this, and we will continue to sensibly work on some of them. We are – we have learned a lot from our prior experiences. We have clear playbooks on what to do and what not to do. We’re also conscious that we don’t want to be in a perpetual restructuring mode. But clearly, we have a plan to manage productivity as a habit. That actually then starts to help us because in the last 12 months, we have really strengthened that muscle and that we believe is going to go a long way in enabling us to manage this. There will be some third-party contracts because not everything is people. There will be some non-people and third-party contracts where we have to restructure them or we’ll have to really think about exiting some of the contracts. We’ve also factored some of that into our working. That, I think, is a good holistic summary of how we are thinking about it, and we will manage it in a sensible manner without impacting the operational intensity and the focus on driving growth. Operator We have some written questions from Warren who was unable to mute. So these questions are from Warren Ackerman at Barclays. Firstly, can you explain the secondary listing where and when might that be? And what does that mean from a liquidity perspective for euro and U.K. holders? And the second question is, can you explain what happens to the multiple when McCormick share price goes up or down? Is the equity fixed? Or does the value of the equity also move with that percentage? COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 18 spglobal.com/marketintelligence Fernando Fernandez CEO & Director Srini, you can take that? Srinivas Phatak CFO & Director Yes, absolutely. So look, the secondary listing, what we have stated is that we will want to have a secondary listing in Europe. We will require to do some consultation and with various stakeholders involved. We expect to make the decision somewhere between the next 90 days to 120 days in terms of the [indiscernible] location. We will take into account some of the elements, Warren, which you have really raised. So that’s really on the card. The second question, sorry, just remind me, the one related to the share. Sorry, got that. So look, the shares and the share ratio has been determined as it exists because we went through a clear exercise of looking at the relative valuations of our business, not only 1 month, 3 months, 1 year, multiples from the food sector, multiples for Unilever and HPC. And what we have really determined is an equity component. So therefore, the cash component remains cash component. The equity value will vary depending on the share price, but there is no change to the ratio of what we are really working on... Operator And our final question comes from Jeremy Fialko at HSBC. Jeremy David Fialko HSBC Global Investment Research I hope you can hear me. Just one from me. Can you talk about the leverage in the food side of things? Obviously, that was kind of your decision to put 4x net debt to EBITDA in that business. That is right at the very high end of consumer staples. It’s an obstacle to a lot of investors holding shares. Now I know tend to come down over time, but still it’s a lot. So what was behind the decision to go quite so high in the Foods business? Srinivas Phatak CFO & Director So Fernando, I can start and maybe you can comment. End of the day, it’s good to start where the origin of the transaction started from where McCormick came to us to really look at this opportunity. And that’s when we really work through what really then starts to make a proper valuation case both for stakeholders from a Unilever point of view and McCormick, making sure if we had to do a proper RMT structure, we had to get the right structure between cash and debt. So some of these elements went into consideration in terms of determining the net debt. Given the profile, the growth profile and the margin profile and the cash generation capacity of this business, McCormick has got committed financing. And clearly, given the clear plans that they have to drive revenue synergies and cost COPYRIGHT © 2026 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved. 19 spglobal.com/marketintelligence synergies, there is a good level of confidence to really bring down the leverage to around 3 levels between 2 and 3 years. So I think it’s a combination between the structure, valuation and finding the right balance, which therefore determine the leverage at the levels that it did at inception. Fernando Fernandez CEO & Director We are talking here of a potential superior growth foods company with an excellent starting operating margin of around 21% that McCormick believe can go into ’23, ’25 and with cash conversion in the 100% territory. So – and McCormick very, very importantly, also has a history of a dividend payout very, very similar to Unilever, 60% payout. And they are very, very keen on keeping this kind of capital return policy for the combined company in the future. Cool. I would like to close and probably I would link to one of the comments of Guillaume because Guillaume talked about is there any fatigue in the company, et cetera, et cetera, and with so many, many changes. And probably the question related with that is why now? And I would like to address this today and of course, very happy to discuss in our one-to-one interactions. And we really believe this is the right move now because it is absolutely in line with what we have been stating in our strategy and because it accelerates our strategy. At the same time that we are unlocking significant value to our shareholders, giving them exposure to 2 stronger, faster-growing companies. And let me share with you one question that we ask ourselves before taking a decision. And that question was, what would more time give us? Would it have changed our strategy of becoming a pure play leading HPC player? No. Would it have changed our conviction of increasing exposure to U.S. and India? No. And a few more questions. Is McCormick the best strategic partner given the verticals in which they play, the huge complementarity with our portfolio, their ability to integrate and accelerate brands they acquire? Yes. Is the relative valuation of McCormick and Unilever an enabler to make this combination happen now with maximization of ownership for our shareholders? Yes. And this is a very significant difference with the last 5 years. Is the inbound proposal one that unlocks significant value for our shareholders? Yes. Does the deal have a high degree of certainty in a relatively short time frame? Yes. Having completed the separation of ice cream, do we have a team in place with capabilities and expertise to make the separation happen without disruption and supporting McCormick in their integration plans? Yes. So if you look at all these lists, there are many, many reasons to avoid delaying the decision-making or the decision of making Unilever a pure-play HPC company and unlock significant value for our shareholders now. With that, I believe we are closing. Thank you very much. I’m very, very happy to our future interaction that I’m sure it will be in a very short period of time. Thank you. Operator Thank you for your participation. You may now disconnect. Cautionary Statement Regarding Forward Looking Statements This transcript may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘continue’, ‘should’, ‘would be’, ‘seeks’, or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the pending transaction of Unilever Foods with McCormick. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this transcript are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Unilever Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward- looking statements expressed in this transcript are: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement, the failure to obtain necessary regulatory approvals, approval of McCormick shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction, the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected, the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the

-21- anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented, uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all, the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters, the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; the ability of McCormick to manage additional debt and successfully de-lever following the transaction; the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; Unilever' ability to innovate and remain competitive; Unilever' investment choices in its portfolio management; the effect of climate change on Unilever' business; Unilever' ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever' supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Unilever Group operates. Risk with respect to McCormick are further described in its filings with the US Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this transcript. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our -22- business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group’s filings with the London Stock Exchange, Euronext Amsterdam and the SEC, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025. No Offer or Solicitation This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Important Information and Where to Find It This document relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unilever and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin-off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the website maintained by the SEC at www.sec.gov. The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick’s website at https://ir.mccormick.com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Attention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge at upon written request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom. -23- Participants in Solicitation McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from McCormick’s shareholders in connection with the proposed transaction. Information about McCormick’s directors and executive officers and their ownership of McCormick’s common stock is set forth in McCormick’s proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick’s securities have changed since the amounts printed in McCormick’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph.